SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2014 (Report No. 1)

Commission File Number: 0-27466

NICE-SYSTEMS LTD.

(Translation of Registrant's Name into English)

22 Zarchin Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1	Press Release: How Can You Drive Employee Engagement? NICE to Share Best Practices in Upcoming Webinar Series, Dated April 1, 2014

99.2	Press Release: NICE Provides Denver Regional Transportation District with Mobile Video Recording and Investigation Solution for Bus Fleet, Dated April 2, 2014

99.3	Press Release: NICE Performance Management Solution Boosts Employee Engagement with New Gamification Capabilities, Dated April 9, 2014

99.4	Press Release: Forget Your Mother’s Maiden Name – NICE Brings Real-Time Voice Authentication to the Call Center, Dated April 29, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By:	/s/ Yechiam Cohen
Name: Yechiam Cohen
Title: General Counsel

Dated: May 7, 2014

EXHIBIT INDEX

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1	Press Release: How Can You Drive Employee Engagement? NICE to Share Best Practices in Upcoming Webinar Series, Dated April 1, 2014

99.2	Press Release: NICE Provides Denver Regional Transportation District with Mobile Video Recording and Investigation Solution for Bus Fleet, Dated April 2, 2014

99.3	Press Release: NICE Performance Management Solution Boosts Employee Engagement with New Gamification Capabilities, Dated April 9, 2014

99.4	Press Release: Forget Your Mother’s Maiden Name – NICE Brings Real-Time Voice Authentication to the Call Center, Dated April 29, 2014